Monthly Report - August, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (896,999)       39,386,039
Change in unrealized gain (loss) on open          (2,378,580)      (2,583,935)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.        (67,601)          158,160
      Treasury obligations
Interest Income 			               89,777          534,194
Foreign exchange gain (loss) on margin deposits      (43,771)          125,902
				                 ------------    -------------
Total: Income 				          (3,297,174)       37,620,360

Expenses:
   Brokerage commissions 		            1,071,274        8,254,453
   Management fee 			               39,167          297,420
   20.0% New Trading Profit Share 	             (78,002)          649,507
   Custody fees 		       	                    0           19,600
   Administrative expense 	       	               99,735          780,019
					         ------------    -------------
Total: Expenses 		                    1,132,174       10,000,999
Net Income(Loss)			   $      (4,429,348)       27,619,361
for August, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (175,872.330    $     6,452,308    221,730,296    228,182,604
units) at July 31, 2016
Addition of 		 	          2,915     10,848,487     10,851,402
8,573.359 units on August 1, 2016
Redemption of 		 	              0    (2,729,273)    (2,729,273)
(2,199.595) units on  August 31, 2016*
Net Income (Loss)               $      (92,572)    (4,336,776)    (4,429,348)
for August, 2016
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2016
(182,306.812 units inclusive
of 60.718 additional units) 	      6,362,651    225,512,734    231,875,385
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2016 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.96)% 	  13.19%  $    1,235.87	  164,972.115 $   203,884,052
Series 2     (1.31)% 	  13.18%  $    1,545.23	        6.799 $        10,506
Series 3     (1.31)% 	  13.28%  $    1,567.52	   14,526.291 $    22,770,257
Series 4     (1.43)% 	  18.11%  $    1,859.85	    2,801.607 $     5,210,570

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			September 16, 2016
Dear Investor:


The Trust was unprofitable in August as losses from trading energy and interest rate futures outdistanced the profits from trading equity, grain and metal futures. Currency, soft commodity and livestock trading were each nearly flat.

Energy prices, which had fallen during June and July under the weight of excess supplies, rebounded sharply in the first half of August in response to reports that there would be a September meeting in Algiers of several OPEC and non-OPEC producers-including Russia, Saudi
Arabia, Iran and Iraq-to seek a production freeze. As a result, short positions in crude oil and crude oil products generated losses and were reduced or reversed. Energy prices did recede later in the month as the dollar rebounded on Fed rate hike speculation.

Solid U.S. June and July employment reports combined with statements from several Federal Reserve officials around the Kansas City
Fed's Jackson Hole Conference raised the possibility of a Fed rate increase. Consequently, long positions in U.S. interest rate futures were unprofitable, as were long positions in German and French notes and bonds. These losses outdistanced small gains from long positions in British, Italian and Japanese bond futures.

Currency trading was flat in August as the U.S. dollar declined early on before recovering later as Fed rate hike expectations increased. Long dollar positions versus the pound, euro, Swiss franc and Mexican peso, and a short euro/long Norway trade were profitable. Meanwhile, trading the dollar against numerous other currencies, including those of Canada, Chile, Colombia, Japan, South Africa, Singapore and Turkey produced offsetting losses.

Stronger economic data from the U.S. underpinned equity prices, while Fed fears undercut sentiment late in August. Overall, long U.S.
equity futures positions were slightly profitable. A long trade in Canadian stock futures benefitted from an increase in prices of industrial commodities, especially early in the month. A long Hong Kong equity position was also profitable, as was a short vix trade. On the other hand, trading of Australian, Japanese, Korean and Dutch index futures were each marginally unprofitable.

Short corn and wheat trades registered gains as prices fell on news of bumper wheat crops worldwide and reports of corn inventories at 30 year highs. Trading the soybean complex produced partially offsetting losses.

Short silver and copper trades were profitable as a stronger dollar and weaker demand from China weighed on prices. A long zinc trade was also profitable.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman